Exhibit 99.1
PRESS RELEASE
SIFY Reports U.S. GAAP Results for the Fourth Quarter and
Fiscal Year ended March 31, 2006
Sify Reports Net Profit for the Quarter of $0.9 Million
Annual revenues grow 29.6% to $105.3 million
Chennai, India, Thursday, April 20, 2006: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and enterprise services in India with global delivery capabilities, announced today its consolidated U.S. GAAP results for the fourth quarter and fiscal year ended March 31, 2006.
Q4 2005-06 Performance Highlights:
•	Sify reported revenues of $28.9 million for the quarter ended March 31, 2006, 24.9% higher than the quarter ended 31st March 2005. The sequential growth in revenues over the previous quarter was 7%.

•	Sify’s cash profit, in Adjusted EBITDA terms, for the quarter was $2.65 million, an increase of $2.07 million compared to the same quarter last year. See below for a reconciliation of Adjusted EBITDA to Sify’s U.S. GAAP operating results.

•	Sify’s net profit for the quarter under U.S. GAAP was $0.47 million, compared to a net loss of $2.51 million for the fourth quarter in the previous fiscal year.

•	Sify ended the year with a cash balance of $63 million after capital expenditures of $2.8 million during the fourth quarter.
2005-06 Performance Highlights:
•	Sify reported revenues of $105.3 million for the fiscal year ended March 31, 2006, 29.6% higher than the previous fiscal year.

•	Sify’s cash profit, in Adjusted EBITDA terms, for the year was $6.47 million, an increase of 28% compared to the year ended March 31, 2005. See below for a reconciliation of Adjusted EBITDA to Sify’s U.S. GAAP operating results.

•	Sify’s net loss for the year under U.S. GAAP was $3.35 million, a decrease of 51.5% compared to a net loss of $6.91 million for the previous fiscal year.

Mr. R Ramaraj, Managing Director and CEO, Sify, said, “We are extremely pleased to have reported a net profit for the fourth quarter on the back of consistent growth across businesses. The annual picture is even more encouraging, led by new initiatives in our portals business, which resulted in revenue growth of 74% over the previous year. We continue to lead the market for infrastructure managed services such as VPNs, and have established leadership in the broadband access to home segment. The iWay cyber café chain continues to grow, with over one million subscribers using the 3,300 cafes across 153 cities in the last quarter. We are well poised to continue growth across businesses with adequate cash reserves, cutting edge IP expertise, and the active involvement of our majority shareholder in accelerating our growth with international relationships and alliances.”
Mr. Durgesh Mehta, Chief Financial Officer, Sify, said, “We have consistently invested in growth in the belief that this will lead to revenue growth, market leadership and profitability, and are now beginning to see the benefits of this strategy. The markets in India continue to hold great potential for growth, as do our international services in the infrastructure management and security space. Our intention is to continue to invest in growth to build the value of the company and ensure returns to our shareholders.”
Summarized Results:
(In $ million, all translated at $1 = Rs. 44.48)

	Quarter ended		Quarter ended	Year ended	Year ended
	March 31		December 31	March 31	March 31
	2006	2005	2005	2006	2005
Enterprise services	15.68	13.08	14.50	56.90	45.49
Access media	10.81	8.90	10.42	40.79	31.59
Portals	1.27	0.68	1.08	4.03	2.32
Others	1.14	0.48	1.03	3.54	1.85

Total revenue	28.91	23.14	27.02	105.26	81.24
Cost of revenues	(15.06)	(13.63)	(14.01)	(56.99)	(45.50)
Selling, general and admin expenses	(11.67)	(9.56)	(11.23)	(43.98)	(33.01)
EBITDA share of affiliates	0.17	0.53	0.24	1.42	1.86
Other expenses incl forex gain (loss)	0.30	0.10	0.26	0.79	0.48

Adjusted EBITDA[1]	2.65	0.58	2.27	6.47	5.07
Reconciliation items:
Depreciation and amortization	(2.77)	(3.24)	(2.58)	(10.71)	(12.76)
Below EBITDA share for affiliates	(0.05)	(0.19)	(0.11)	(0.47)	(0.72)
Profit — business / assets sold	0.00	0.00	0.00	0.00	0.35
Net interest	0.64	0.34	0.17	1.36	1.14

Net income / (loss)	0.47	(2.51)	(0.23)	(3.35)	(6.91)
Adjusted EBITDA1 / loss $ /ADR	0.06	0.02	0.06	0.18	0.14
Net income / (loss) $/ ADR	0.01	(0.07)	(0.01)	(0.09)	(0.20)

(1)	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.
Note: Sify reports the summarized results for every quarter based on the exchange rates prevailing on the last day of the quarter under review. The results presented above reflect results in Indian Rupees translated at $1= Rs 44.48 At the end of the quarter ended December 31, 2005, the rate at which the Rupee results were translated was $1= Rs 44.95

Enterprise Services:
New Business wins include managed VPN services for Bombay Dyeing, Celebrity Fashions, Crompton Greaves, Eureka Forbes, GVK Biosciences, Hyundai Motors, Indraprastha Gas, McDowells, Travel Corporation of India and Internet services for Aker Kvaerner. Customer wins from international alliance partners include orders from Borgwarner, Microchip Technology and Sony Pictures.
New Level 4 Data Center at Bangalore: Sify is setting up a data center in Bangalore to cater to the rising demand for hosting primary and disaster recovery data centers. This will be Sify’s third data center in the country after Mumbai and Chennai. New customer wins for hosting services in the existing data centers include Audatex (ADP Group company), Bombay Dyeing, Flex Industries, ILFS and Transport Corporation of India.
SifyAssure, Sify’s Information Assurance and Consultancy business, started the second phase of the multi-phase detailed risk assessment for a large carrier in the Middle East. Other significant assignments included the BS7799 engagements from Quest and Jet Airways, security audit from Pepsi, and infrastructure implementation orders from VeriSign and I-flex Solutions.
Application Services: During the quarter, a managed platform for document management and messaging services in an ASP form aimed at the SME segment was launched. Significant successes included the development of a customized web application for the Fortune Park Hotel chain and Diageo, besides orders for document management from Bajaj Allianz, Dell and ICICI Prudential.
Safescrypt, the digital security practice of SifyComm, a Sify subsidiary, saw a surge in its mass market digital certificate business due to the Director General of Foreign Trade mandating e-filing. In another significant development that will enhance proliferation and use of digital certificates, the Ministry of Company Affairs launched the MCA21 initiative that mandates the signing authorities of companies, registered Chartered Accountants and company secretaries to digitally sign documents. This aggressive initiative intends to mandate digital certification by all the registrars of companies in India in the near future.

Remote IT Infrastructure Management Services: A 5-year remote infrastructure management contract was awarded to provide services to a legal services company in the United States. This contract is expected to generate revenues of approximately $5 million during the term of the contract. Another multi-year, multi-service remote infrastructure management contract from a large broadband services provider in the United States is expected to generate revenues of approximately $6 million over the next five years. For this contract, remote network operations support and enterprise helpdesk services have already been transitioned, and offshore service delivery has commenced. Additional areas for offshoring have already been identified and are in the transition planning stages.
Recognition by Gartner: The Gartner report, Comparison of IP VPN Service Providers in India, placed Sify “among the more far sighted players in terms of its early entry into the IP VPN market and its focus on managed services.” The report also stated “Sify has the most extensive portfolio of managed service offerings, that include managed firewall, hosted e-mail and management of desktop and desktop applications.”
Access Media:
iWay Cyber-café Growth: The iWay chain continued to grow to reach 3,300 cafes (of which 34 are owned by Sify and the rest franchised) with the service being extended to 153 cities and towns. Growing at a rate of 200 cafes in the last quarter, Sify added cafes at the rate of a little more than two new cafes per day.
Online games: Active promotion of online games, CD, LAN based and MMORPG continues to grow the gaming community in India, with games like Counter Strike becoming quite popular in iWays. Sify’s MMORPG game ‘A3 India’ is also gaining in popularity. These games can now be played in more than 1,400 iWays across the country.
Sify Broadband Growth: Subscribers to Sify’s high speed / broadband Internet access to homes grew to around 183,000 with the service expanded to 91 cities. Sify now has the largest high-speed subscriber base in India, and is geographically the most widely present private players across the country. There are now more than 1,600 Cable Television Operators who are Sify franchisees for broadband service delivery across those 91 cities & towns.
Portals:
Revenues grew approximately 18% on a sequential basis and 86% over the same quarter last year, driven by revenues from advertising, sponsorships and e-Commerce.
Sifymax.in (http://www.sifymax.in) The path breaking broadband portal from Sify was the exclusive broadband partner for reality shows Indian Idol 2, Business Baazigar and Saregamapa. Sify Max now also streams video content live 24 X 7 from TV channels CNN-IBN and CNBC, and hosts 15 radio stations offering Bollywood hits, the latest chart-busters, Indipop and international in multiple languages.

Event webcasts: SifyMax is the official Internet partner for the Lakme Fashion Week, with live webcasts, exclusive content and interviews with designers and models and access to exclusive video content. The Union Budget, the Standard Chartered Mumbai Marathon and the India Today Conclave were also webcast during the quarter.
Live webcast of cricket matches: SifyMax had the live streaming rights for all the seven One-Day Internationals between India and England played in India. This is in addition to SifyMax’s Video Scorecard that continues to delight cricket fans by instant replay of catches, run outs, sixes and fours almost as soon as they happen.
www.Bangalorelive.in: India’s first city centric broadband website was launched during the quarter with original Bangalore centric video content, created exclusively for an online audience. The videos focus on city news and events, entertainment, celebrities, lifestyle, commerce and politics.
Mobile commerce was enabled on SifyMall to enable GPRS mobile users to shop on Sifymall using their phones. SifyMall also launched a magazine subscriptions store for both Indian and foreign publications across multiple categories.
NewSify.com: The new version of the www.sify.com portal and its major channels has been well received by users, marketers and advertisers.
SifyMail with unlimited mailbox capacity: A new, improved version of SifyMail was launched with unlimited mailbox capacity for users. Users can also compose and read mails in 11 Indian languages.
New advertisers: include Clickjobs, Colgate, GO Air, History Channel, Naukri.com, Reebok, Reliance Mutual Fund and SAP.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from corporate services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial-up connectivity and the iWay cyber café chain across 153 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also for the fiscal year ended March 31, 2005, Adjusted EBITDA excludes a gain on sale of land held for development ($0.35 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 30, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com